Exhibit 99.1
Appendix 3Y
Change of Director’s Interest Notice

Rule 3.19A.2
Appendix 3Y
Change of Director’s Interest Notice
Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX’s property and may be made public.
Introduced 30/9/2001.

Name of entity	SIMS METAL MANAGEMENT LIMITED

ABN	69 114 838 630

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	DANIEL W. DIENST

Date of last notice	17 September 2009

Part 1 — Change of director’s relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust
Note: In the case of a company, interests which come within paragraph (i) of the definition of “notifiable interest of a director” should be disclosed in this part.

Direct or indirect interest	Direct

Nature of indirect interest	N/A
(including registered holder)
Note: Provide details of the circumstances giving rise to the relevant interest.

Date of change	15, 17 — 18 September 2009

No. of securities held prior to change	728,393 American Depositary Shares

410,000 options to acquire American Depositary Shares

61,092 performance rights issued 24 November 2008 pursuant to the SimsMM Plan.

181,654 options issued 24 November 2008 pursuant to the SimsMM Plan.

Class	American Depositary Shares

Number acquired	N/A

+ See chapter 19 for defined terms.

11/3/2002	Appendix 3Y Page 1

Appendix 3Y
Change of Director’s Interest Notice

Number disposed	72,100 American Depositary Shares

Value/Consideration	US$1,484,470
Note: If consideration is non-cash, provide details and estimated valuation

No. of securities held after change	656,293 American Depositary Shares

410,000 options to acquire American Depositary Shares

61,092 performance rights issued 24 November 2008 pursuant to the SimsMM Plan

181,654 options issued 24 November 2008 pursuant to the SimsMM Plan

Nature of change	On-market trades
Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back

Part 2 — Change of director’s interests in contracts
Note: In the case of a company, interests which come within paragraph (ii) of the definition of “notifiable interest of a director” should be disclosed in this part.

Detail of contract	N/A

Nature of interest

Name of registered holder (if issued securities)

Date of change

No. and class of securities to which interest related prior to change
Note: Details are only required for a contract in relation to which the interest has changed

Interest acquired

Interest disposed

Value/Consideration
Note: If consideration is non-cash, provide details and an estimated valuation

Interest after change

+ See chapter 19 for defined terms.

Appendix 3Y Page 2	11/3/2002